UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Regency Energy Partners LP

(Name of Issuer)
Common Units

(Title of Class of Securities)
75885Y 10 7

(CUSIP Number)
Regency LP Acquirer, L.P.
c/o GE Energy Financial Services
General Electric Capital Corporation
General Electric Company
800 Long Ridge Road
Stamford, Connecticut 06927
Telephone: (203) 961-5963
Attn: General Counsel
Attn: Portfolio Manager

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
May 26, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Regency LP Acquirer, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,679,577

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

24,679,577

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,679,577

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.66%[1]

14	TYPE OF REPORTING PERSON

PN (Limited Partnership)
1 The percentage is based upon 119,458,393 Common Units outstanding, the sum of (i) 93,191,602 Common Units outstanding as of April 30, 2010, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the Issuer’s “Quarterly Report”), filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2010, and (ii) 26,266,791 Common Units issued to Energy Transfer Equity, L.P. on May 26, 2010, as reported in Issuer’s Current Report on Form 8-K, filed with the SEC on May 28, 2010.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) General Electric Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,679,577

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

24,679,577

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,679,577

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.66%[2]

14	TYPE OF REPORTING PERSON

CO
2 The percentage is based upon 119,458,393 Common Units outstanding, the sum of (i) 93,191,602 Common Units outstanding as of April 30, 2010, as reported in Issuer’s Quarterly Report, and (ii) 26,266,791 Common Units issued to Energy Transfer Equity, L.P. on May 26, 2010, as reported in Issuer’s Current Report on Form 8-K, filed with the SEC on May 28, 2010.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) General Electric Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,679,577

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

24,679,577

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,679,577

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.66%[3]

14	TYPE OF REPORTING PERSON

CO
3 The percentage is based upon 119,458,393 Common Units outstanding, the sum of (i) 93,191,602 Common Units outstanding as of April 30, 2010, as reported in Issuer’s Quarterly Report, and (ii) 26,266,791 Common Units issued to Energy Transfer Equity, L.P. on May 26, 2010, as reported in Issuer’s Current Report on Form 8-K, filed with the SEC on May 28, 2010.

     This Amendment No. 7 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on June 28, 2007, the Amendment No. 1 to Schedule 13D filed on December 14, 2007, the Amendment No. 2 to Schedule 13D filed on January 10, 2008, the Amendment No. 3 to Schedule 13D filed on April 21, 2008, the Amendment No. 4 to Schedule 13D filed on March 11, 2009, the Amendment No. 5 to Schedule 13D filed on September 4, 2009 and the Amendment No. 6 to Schedule 13D filed on May 13, 2010 (collectively, the “Schedule 13D”).
     General Electric Company, a New York corporation (“GE”), General Electric Capital Corporation, a Delaware corporation (“GECC”) and Regency LP Acquirer, L.P., a Delaware limited partnership (“LP Holdings”, and together with GE and GECC, the “Reporting Persons”) are filing this Amendment to disclose the consummation of the sale by Regency GP Acquirer LP, a Delaware limited partnership (“GP Holdings”) to ETE GP Acquirer LLC, a Delaware limited liability company (“ETE GP Buyer”), pursuant to the General Partner Purchase Agreement, by and among GP Holdings, Energy Transfer Equity, L.P. a Delaware limited partnership (“ETE”) and ETE GP Buyer, of (i) 100% of the membership interests in Regency GP LLC, a Delaware limited liability company (“RGPLLC”); and (ii) 99.999% of the limited partner interest in Regency GP LP, a Delaware limited partnership (“RGPLP”), in exchange for approximately $300 million in convertible preferred units of ETE, with the rights and preferences set forth in Amendment No. 3 to the Third Amended and Restated Agreement of Limited Partnership of ETE (the “GP Transfer”), which occurred on May 26, 2010. GP Holdings is an indirect subsidiary of GECC although current and former management of Regency Energy Partners LP, a Delaware limited partnership (the “Issuer”) own a minority of its equity.
     Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.
     The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.
Item 2. Identity and Background.
     Item 2 is hereby amended as follows:
     Information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Persons is set forth on Schedule A, attached to the Schedule 13D, which amends and restates the Schedule A attached to Amendment No. 4 to Schedule 13D filed on March 11, 2009.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following:

     The following describes plans or proposals, including those relating to the GP Transfer, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) The Reporting Persons continue to be the beneficial owners of 24,679,577 Common Units following the closing of the GP Transfer on May 26, 2010. On May 26, 2010, LP Holdings and Issuer entered into a registration rights agreement pursuant to which LP Holdings has the right to cause Issuer to prepare and file a registration statement to permit the resale of Common Units held by LP Holdings from time to time as permitted by Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). LP Holdings intends to exercise its right to have a registration statement filed in the near future. LP Holdings may, from time to time, dispose of a portion or all of its Common Units based on market and general economic conditions, the business affairs and financial condition of Issuer, the market price of the Common Units and other factors deemed relevant by LP Holdings.
     (b) None.
     (c) None.
     (d) On May 26, 2010, LP Holdings, RGPLP, RGPLLC and ETE entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which LP Holdings has the right to (i) designate up to two directors to the board of directors of RGPLLC (the “RGPLLC Board”) or (ii) designate up to two persons to attend all meetings of the RPGLLC Board, solely in the capacity of a non-voting observer. Pursuant to the Investor Rights Agreement, LP Holdings designated two individuals as non-voting observers of the RGPLLC Board. These rights terminate if specific ownership thresholds are not maintained by LP Holdings as set forth in the Investor Rights Agreement. Effective immediately after the closing of the GP Transfer on May 26, 2010, James F. Burgoyne, Daniel R. Castagnola, Paul J. Halas, Mark T. Mellana and Brian P. Ward each resigned as a member of the RGPLLC Board.
     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended to add the following to the end thereof:
     On May 26, 2010, pursuant to the General Partner Purchase Agreement, by and among GP Holdings, ETE and ETE GP Buyer, GP Holdings sold (i) 100% of the membership interests in RGPLLC; and (ii) 99.999% of the limited partner interest in RGPLP, to ETE GP Buyer, in exchange for approximately $300 million in convertible preferred units of ETE, with the rights and preferences set forth in Amendment No. 3 to Third Amended and Restated Agreement of Limited Partnership of ETE.
     On May 26, 2010, LP Holdings and Issuer entered into a registration rights agreement pursuant to which LP Holdings has the right to cause Issuer to prepare and file a registration statement to permit the resale of any Common Units held by LP Holdings from time to time as permitted by Rule 415 promulgated under the Securities Act. LP Holdings intends to exercise its right to have a registration statement filed in the near future. LP Holdings may, from time to time, dispose of a portion or all of its Common Units based on market and general economic conditions, the business affairs and financial condition of Issuer, the market price of the Common Units and other factors deemed relevant by LP Holdings.
     On May 26, 2010, LP Holdings, RGPLP, RGPLLC and ETE entered into an Investor Rights Agreement, pursuant to which LP Holdings has the right to (i) designate up to two directors to the RGPLLC Board or (ii) designate up to two persons to attend all meetings of the RPGLLC Board, solely in the capacity of a non-voting observer.
Item 7. Material to be filed as Exhibits.
Exhibit A — Joint Filing Agreement*
Exhibit B — General Partner Purchase Agreement, dated as of May 10, 2010, by and among Regency GP Acquirer, L.P., Energy Transfer Equity, L.P. and ETE GP Acquirer LLC**
Exhibit C — Registration Rights Agreement, dated as of May 26, 2010, by and among Regency Energy Partners LP and Regency LP Acquirer, L.P.*
Exhibit D — Investor Rights Agreement, dated as of May 26, 2010, by and among Regency Energy Partners LP and Regency LP Acquirer, L.P.*

*	Filed herewith.

**	Filed previously as an exhibit to the Reporting Person’s Schedule 13D for the event dated May 10, 2010, and incorporated herein by reference.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 28, 2010

Regency LP Acquirer, L.P.

By:	EFS Regency GP Holdco II, LLC Its: General Partner

By:	Aircraft Services Corporation its Managing Member

	By:	/s/ Tyson R. Yates Name: Tyson R. Yates
Title: Vice President

General Electric Capital Corporation

	By:	/s/ J. Alex Urquhart Name: J. Alex Urquhart
Title: Authorized Signatory

General Electric Company

	By:	/s/ J. Alex Urquhart Name: J. Alex Urquhart
Title: Vice President, General Electric Company

SCHEDULE A
The following individuals serve as the directors and officers of General Electric Capital Corporation. Such individuals expressly disclaim beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States.

Name	Business Address	Principal Occupation

Directors:

Jeffrey S. Bornstein	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer – GE Commercial Finance

William H. Cary	GE Money 901 Main Avenue Norwalk, CT 06851	President and CEO – GE Money

Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation – General Electric Capital Corporation

James A. Colica	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Global Risk Management – General Electric Capital Corporation

Pamela Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President – Corporate Business Development – General Electric Company

Bracket B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel – General Electric Company

Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman and Chief Executive Officer, General Electric Company

Mark J. Krakowiak	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chief Risk Officer, General Electric Company

John Krenicki, Jr.	GE – Infrastructure – Energy 4200 Wildwood Parkway Atlanta, GA 30339	Vice Chairman, President and CEO – GE – Infrastructure – Energy

J. Keith Morgan	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Director of Corporation – Senior Vice President and General Counsel

Name	Business Address	Principal Occupation

Michael A. Neal	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	President and Chief Executive Officer – GE Commercial Finance

Ronald R. Pressman	GE Real Estate 901 Main Avenue Norwalk, CT 06851	President and Chief Executive Officer – GE Real Estate

John G. Rice	GE – Infrastructure 4200 Wildwood Parkway Atlanta, GA 30339	President and Chief Executive Officer – GE Infrastructure

John M. Samuels	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Senior Tax Counsel – General Electric Company

Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman and Chief Financial Officer, General Electric Company

Officers:

Michael A. Neal	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chairman of the Board, President and Chief Executive Officer – GE Commercial Finance

William H. Cary	GE Money 901 Main Avenue Norwalk, CT 06851	President and COO – GE Money

Ronald R. Pressman	GE Real Estate 901 Main Avenue Norwalk, CT 06851	Executive Vice President – GE Real Estate

Jeffrey S. Bornstein	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer – GE Commercial Finance

Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation – General Electric Capital Corporation

James A. Colica	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Global Risk Management – General Electric Capital Corporation

2

Name	Business Address	Principal Occupation

Richard D’Avino	General Electric Capital Corporation 120 Long Ridge Road Stamford, CT 06927	Senior Vice President, Taxes – General Electric Capital Corporation

Jamie S. Miller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and Controller – General Electric Company

Craig T. Beazer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, General Counsel and Secretary – General Electric Capital Corporation

J. Keith Morgan	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Director of Corporation — Senior Vice President and General Counsel

3

The following individuals serve as the directors and officers of General Electric Company. Such individuals expressly disclaim beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States, except for Sir William M. Castell, who is a citizen of the United Kingdom, Claudio X. Gonzalez, who is a citizen of Mexico and Andrea Jung, who is a citizen of Canada.

Name	Business Address	Principal Occupation

Directors:

W. Geoffrey Beattie	The Woodbridge Company Limited 65 Queen Street West suite 2400 Toronto, Canada M5H 2M865	President and Chief Executive Officer

James I. Cash, Jr.	Graylock Partners 880 Winter Street, Suite 300 Waltham, MA 02451	Former Professor of Business Administration – Graduate School of Business Administration, Harvard University

Sir William M. Castell	The Wellcome Trust 215 Euston Road London NW1 2BE United Kingdom	Chairman, The Wellcome Trust

Ann M. Fudge	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Former Chairman and Chief Executive Officer, Young & Rubicam Brands

Susan Hockfield	Massachusetts Institute of Technology 77 Massachusetts Avenue Building 3-208 Cambridge, MA 02139	President, Massachusetts Institute of Technology

Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company

Andrea Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	Chairman of the Board and Chief Executive Officer, Avon Products, Inc.

Alan G. Lafley	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, OH 45202-3315	Chairman of the Board, President and Chief Executive, The Procter & Gamble Company

4

Name	Business Address	Principal Occupation

Robert W. Lane	Deere & Company One John Deere Place Moline, IL 61265	Chairman of the Board and Chief Executive Officer, Deere & Company

Ralph S. Larsen	Johnson & Johnson 100 Albany Street Suite 200 New Brunswick, NJ 08901	Former Chairman of the Board and Chief Executive Officer, Johnson & Johnson

Rochelle B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	Chairman of the Board and former Chief Executive Officer, Ogilvy & Mather Worldwide

J. J. Mulva	ConocoPhillips 600 North Dairy Ashford Road Houston, TX 77079	Chairman and Chief Executive Officer, ConocoPhillips

Sam Nunn	Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, GA 30318	Co-Chairman and Chief Executive Officer, Nuclear Threat Initiative

Roger S. Penske	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	Chairman of the Board and President, Penske Corporation

Robert J. Swieringa	S.C. Johnson Graduate School Cornell University 207 Sage Hall Itaca, NY 14853-6201	Anne and Elmer Lindseth Dean and Professor of Accounting, S.C. Johnson Graduate School of Management, Cornell University

Douglas A. Warner III	J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 270 Park Avenue New York, NY 10154	Former Chairman of the Board, J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York

Officers:

Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company

5

Name	Business Address	Principal Occupation

Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation – General Electric Capital Corporation

Pamela Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President – Corporate Business Development – General Electric Company

Bracket B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel – General Electric Company

John Krenicki, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of General Electric Company; President & CEO, GE Energy Infrastructure

John F. Lynch	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President – Human Resources

J. S. Miller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Controller & Chief Accounting Officer

Michael A. Neal	General Electric Corporation 260 Long Ridge Road Stamford, CT 06927	Vice Chairman, General Electric Company; President and Chief Executive Officer, GE Capital Services

John G. Rice	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	Vice Chairman, General Electric Company; President and Chief Executive Officer, GE Infrastructure

Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman and Chief Financial Officer, General Electric Company

6

The following individuals serve as the directors and officers of Aircraft Services Corporation. Such individuals expressly disclaim beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States, except for Bjorn Bergabo, who is a citizen of Sweden.

Name	Business Address	Principal Occupation

Director:

Bober, John	800 Long Ridge Road Stamford, Connecticut 06927	Managing Director, GE Energy Financial Services

Officers:

J. Alex Urquhart, Jr.	800 Long Ridge Road Stamford, Connecticut 06927	President, GE Energy Financial Services

Bjorn Bergabo	800 Long Ridge Road Stamford, Connecticut 06927	Chief Financial Officer, GE Energy Financial Services

7